Filed by Johnson & Johnson
Pursuant to Rule 425 under the Securities Act of 1933

  Subject Company: Johnson & Johnson
Commission File No. 001-03215

Johnson & Johnson Conference Call Transcript

The following is a transcript of an investor conference call, a replay of which was made available on Johnson & Johnson’s website.

During this call, it was stated several times in response to different questions, that Johnson & Johnson does not believe that this transaction will require any divestitures.  For clarification, Johnson & Johnson cannot rule out the possibility that divestitures may be required, but if any are required, Johnson & Johnson does not believe that they will materially impact the transaction.  In addition, during this call, Mr. Wyss stated that his decision to commit to vote shares representing a specific percentage of the outstanding Synthes stock in support of the transaction, rather than the approximately 48% held by Mr. Wyss and related parties, was based on tax considerations.  For clarification, this transaction was not structured with any specific view towards tax planning matters for Mr. Wyss or any other shareholder of Synthes or with a view towards benefiting certain Synthes shareholders over others.  While Mr. Wyss does control a greater number of shares than he has committed to vote, applicable legal principles limit the number of shares that can be subject to a voting commitment in a transaction of this type.  The level of commitment provided by Mr. Wyss was designed to comply with those legal principles.

Additional Information and Where to Find It

Johnson & Johnson will file with the SEC a registration statement on Form S-4, in which a proxy statement will be included as a prospectus, and other documents in connection with the proposed acquisition of Synthes.  The proxy statement/prospectus will be sent to the stockholders of Synthes.  Before making any decision with respect to the proposed transaction, stockholders of Synthes are urged to read the proxy statement/prospectus and other relevant materials because these materials will contain important information about the proposed transaction. The registration statement and proxy statement/prospectus and other documents which will be filed by Johnson & Johnson with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Synthes, Inc., c/o Synthes Gmbh, Glutz-Blotzheim-Strasse 3, 4500 Solothurn, Switzerland, Attention: Investor Relations.  Certain executive officers and directors of Synthes have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

(This communication contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations of future events.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson and Synthes, Inc.  Risks and uncertainties include, but are not limited to, the satisfaction of closing conditions for the acquisition, including receipt of regulatory approvals for the transaction, receipt of approval by the shareholders of Synthes for the transaction, and the possibility that the transaction will not be completed, or if completed, will not be completed on a timely basis; general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; and increased scrutiny of the healthcare industry by government agencies.  In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Synthes, as well as the ability to ensure continued performance or market growth of Synthes’ products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Synthes can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011, and Synthes’ Annual Report 2010.  Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.synthes.com or on request from Johnson & Johnson or Synthes.  Neither Johnson & Johnson nor Synthes undertakes to update any forward-looking statements as a result of new information or future events or developments.)

 Operator

 Good morning and welcome to the Johnson & Johnson and Synthes investor call to discuss the transaction announced this morning. During the presentation, all participants will be in a listen-only mode. Later, we will conduct a question-and-answer session. (Operator Instructions). As a reminder, this conference call is being recorded and the webcast will be available for replay later today. I would now like to turn the call over to Louise Mehrotra, Vice President of Investor Relations for Johnson & Johnson. Please go ahead.

 Louise Mehrotra - Johnson & Johnson - VP, IR

 Good morning and welcome. I am Louise Mehrotra, Vice President of Investor Relations for Johnson & Johnson. It is my pleasure to review with you the definitive agreement announced earlier today whereby Johnson & Johnson will acquire Synthes upon satisfaction of certain closing conditions.

With me on the call this morning is Bill Weldon, Chairman of the Board of Directors of Johnson & Johnson and Chief Executive Officer; Dr. Hansjoerg Wyss, Chairman of the Board of Synthes; Alex Gorsky, Vice Chairman, Executive Committee, Johnson & Johnson; Michel Orsinger, President and Chief Executive Officer, Synthes; Dominic Caruso, Vice President, Finance and Chief Financial Officer, Johnson & Johnson; and Mike Mahoney, Worldwide Chairman, Medical Devices and Diagnostics Group, Johnson & Johnson.

Let me first outline the agenda for this morning's call. I will begin with a brief overview of the transaction. Bill Weldon will then share with you some comments on the strategic importance of adding Synthes to the Johnson & Johnson family of companies. Next, Dr. Hansjoerg Wyss will provide his thoughts on this exciting opportunity. Following Dr. Wyss, Alex Gorsky will provide more detailed commentary on the strategic rationale and the benefits this transaction will bring to key stakeholders. Dominic Caruso will wrap up the formal remarks by providing more details on the financial aspects of the agreement and the potential impact of this transaction on our financial performance.

After formal remarks are concluded, we will open the call to your questions. We expect the call, including Q&A, to last approximately 60 minutes, but we certainly will be sensitive to accommodating the questions before we conclude the call.

Last item, before we proceed, let me remind you that some of the statements made during this call may be considered forward-looking statements. The press release issued earlier today and the 10-K for the fiscal year 2010 identify certain factors that could cause the Company's actual results to differ materially from those projected in any forward-looking statements made this morning. The Company does not undertake to update any forward-looking statements as a result of new information or future events or developments. The 10-K and the press release are available through the Company or online.

To the subject at hand, the definitive agreement announced this morning is a cash and stock exchange valued at $21.3 billion based on approximately 119.5 million fully diluted shares outstanding at CHF159 per share. The net acquisition cost is estimated at $19.3 billion based on approximately $2 billion cash on hand at signing.

The Boards of Directors of Johnson & Johnson and Synthes have approved the transaction, which is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act, as well as to regulatory review in certain jurisdictions outside the US. The agreement requires the approval of Synthes shareholders. It is now my pleasure to introduce Bill Weldon who will share with you his perspective on this important strategic event. Bill?

 Bill Weldon - Johnson & Johnson - Chairman & CEO

 Thanks, Louise. And good morning, good afternoon to everyone. I trust that you have all had a chance to read the press release that was issued earlier today about this compelling transaction to create the most innovative and comprehensive orthopaedics business in the world.

You have heard me say quite often that, as part of our growth strategy, we look to partner or acquire companies that complement our portfolio of companies and strengthen us as a leader in global healthcare. We look for market-leading technologies, advanced pipelines, geographic strengths and a similar commitment to patients in the companies that we work with.

In Synthes, we found a terrific opportunity to combine our orthopaedics business and create an organization that can serve patients better and create shareholder value. I have admired and respected Synthes for quite some time.

This is an outstanding company with a robust new product pipeline serving attractive, growing markets with world-renowned products and services that are highly complementary to our offerings. We see tremendous opportunities to extend our global reach in the $37 billion orthopaedics business to pursue exciting adjacent opportunities and to benefit from the potential of convergence across Johnson & Johnson.

Dr. Hansjoerg Wyss, Chairman of Synthes, will speak in greater detail about the company in a few minutes, but for those of you who may not be familiar with them, Synthes is a global developer and manufacturer of orthopaedics devices with an excellent reputation among surgeons. It is well known for its quality products, its technological leadership and its deep commitment to education and service. It is a highly profitable company with strong, consistent growth over the past decade. It has a strong global footprint with manufacturing facilities in the US, Europe and China and a robust pipeline of both new products and new technologies. It is a market leader in trauma and craniomaxillofacial and has a strong position in spine and power tools.

Equally as important, Synthes' culture is highly compatible with ours. Both of our companies share similar values and we both work relentlessly to meet the needs of healthcare professionals and health systems. At the heart of the value system of both companies is a passion for the well-being of patients and an unwavering commitment to high-quality innovative products and both companies have cultivated extraordinary talent through the years.

We believe the combination of our DePuy business and Synthes creates an unparalleled opportunity for future growth in medical innovation, as well as opportunities for our employees beyond what we could have achieved separately. This is a tremendous opportunity to have a positive impact on the health of millions of patients around the world. Simply put, the combination of DePuy and Synthes will create the most innovative and comprehensive orthopaedics business in the world.

Before I turn this over to Dr. Wyss, I would like to just say on a personal note that I have known Dr. Wyss and I have known Synthes for over a decade now, and the more I have gotten to know them, the more respect I have grown for both Dr. Wyss and this company and I couldn't think of a better combination of two companies coming together and we look forward to working with them. I would now like to introduce to you Dr. Hansjoerg Wyss, Synthes Chairman. Hansjoerg, welcome to the Johnson & Johnson family of companies.

 Hansjoerg Wyss - Synthes, Inc. - Chairman

 Thank you very much, Bill, for your kind words. Good morning. Let me say at the beginning that my staff and I are equally excited about the terrific opportunities that lie ahead for both of us. I have been with Synthes and the AO Foundation for 36 years during which time the business has grown from 36 employees in the United States and $4.5 million of sales to a global leader in trauma care. I have always actively participated in developing the business and during the last few years have been particularly involved in product development and new manufacturing technologies.

I am very proud about the way our worldwide employees, with their dedication and professionalism, have made Synthes such a tremendously successful organization. But we have also watched the growth of DePuy and have much admired their professionalism. We are now very excited to be teaming up together to provide the highest quality products and services to the orthopaedic and trauma communities.

As Bill mentioned earlier, Synthes is a leading global development manufacturer of orthopaedic and trauma devices and we do this through our trauma, spine, craniomaxillofacial, biomaterials and power tool product groups. We look at medical problems and then, together with the AO, develop new surgical techniques, taking instruments and implants and biomaterials for fixation, correction and regeneration of the human skeleton and its soft tissues from mere concepts to clinically proven products.

Over the years, we have seen the demand for our products grow significantly as the global population ages and improvements in technology allow us to treat more patients with better implants and as emerging markets have opened up and developed.

I am also very proud of the reputations I think Synthes has earned over the years for excellence in professional education and customer service. I am very confident that these qualities will be sustained and enhanced by this new relationship with DePuy and Johnson & Johnson.

Speaking of professional education, let me address Synthes' relationship with the AO worldwide. The AO Foundation is a non-profit organization that pursues a mission of educating surgeons, conducting basic and clinical research, and providing technical services to ensure the safety and efficacy of medical devices. For Synthes, the AO is an important partner in education and product development. We value our collaboration with the AO and look forward to continuing to advance patient care together.

In a word, I and we, and all my employees are very excited about this transaction for the value it creates now and over the long term for the medical community and patients worldwide, for our employees and for our investors. I have personally always admired the ethical, cultural and professional high standards of Johnson & Johnson.

Let me now pass the call over to Alex Gorsky, Vice Chairman of the Executive Committee of J&J, who will speak more to the opportunities that are presented to us with the combination of our great companies. Thank you very much.

 Alex Gorsky - Johnson & Johnson - Vice Chairman, Executive Committee

 Thank you very much. And just to build on Dr. Wyss's comments, we have also admired Synthes for a long time, but from a distance. Now having conducted our due diligence, we know beyond doubt that they deserve our admiration and our enthusiasm comes from the fact that we see Synthes as a perfect strategic and complementary fit for DePuy.

As all of you know, DePuy is a leader in joint replacement, the largest segment of the orthopaedics business, as well as in sports medicine. Synthes is a leader in several important market segments where DePuy has less than a presence or no presence at all, including trauma, craniomaxillofacial and power tools. Both companies offer complementary portfolios for spinal surgery. Together, however, the companies would offer surgeons and patients increased breadth and depth of technology worldwide to meet their orthopaedic needs.

The orthopaedic business is large and growing with more than $37 billion in sales in 2010. And as Bill and Dr. Wyss mentioned, market dynamics such as an aging population are going to play an important role in this growth, but it's also bolstered by increasing patient desire to stay active, expansion in emerging markets and greater availability of healthcare, along with the trend toward earlier intervention. Through the combination with Synthes, we instantly enhance our global reach and ability to bring a broader portfolio of orthopaedics solutions to more people around the world in both developed and particularly in emerging markets.

In addition, the product development capabilities and pipeline from our two companies, as well as the potential for convergence across Johnson & Johnson, this will enable transformational innovation with the potential to enhance patient care.

Finally, Synthes has developed a significant leadership role in professional education that we see complementing DePuy's expertise and commitment to this area. So at this time, I would like to turn the call over to our CFO, Dominic Caruso, who will add some color on the financial impact of the deal.

 Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

 Thanks, Alex. Like the rest of our team, I am very pleased to be welcoming Synthes to the Johnson & Johnson family of companies and I would like to say a few words about the financial impact of this transaction. We believe that this transaction will create significant shareholder value and we are very excited about its potential. The largest portion of this value will, of course, be delivered from the ongoing growth of a world-class orthopaedics company in an attractive global market. We also expect to achieve revenue synergies from the combination of the capabilities of the respective organizations.

This transaction adds the world's premier trauma business to our already strong position in the overall orthopaedics market. The addition of this business is expected to improve our overall revenue growth rate, not only in the MD&D sector, but also for the Johnson & Johnson enterprise as a whole.

Additionally, as many of you know, Synthes is a very well-run business and has impressive operating profit margins. Better, in fact, than those of Johnson & Johnson as an enterprise. Therefore, we do expect this combination to result in improvements to our overall enterprise operating profit margins.

Based on current analyst estimates for the two companies, the combination would increase both the revenue growth rate and the operating profit growth rate for Johnson & Johnson by at least 0.5%, or 50 basis points. We are still evaluating all aspects of the transaction, including the allocation of the purchase price to intangible assets acquired, as well as the impact resulting from integration plans that are being developed.

The following are preliminary estimates of these will be refined over the next several months as we move forward with the integration planning. Several alternatives are under consideration, so it is too early to fully reflect these into preliminary estimates I am providing at this time.

As you can see from the press release, the parties have negotiated the form of consideration as a combination of the issuance of shares of Johnson & Johnson common stock and cash. This structure takes into consideration several factors, including the fact that Synthes is a US corporation, although listed on the Swiss Stock Exchange and our long-standing commitment to maintain our financial strength and flexibility. The cash component would be paid through a combination of available cash and the issuance of new debt.

Considering the structure of the consideration to be paid, we expect both Standard & Poor's and Moody's will reaffirm our AAA credit rating, although Moody's may add a cautious outlook. We expect that the transaction will close during the first half of 2012. For 2011, we expect no impact to our previously reported EPS guidance, excluding special items. However, we do expect to record after-tax charges related to the cost of the transaction of approximately $500 million to $600 million, which we will reflect as special items.

For 2012, we expect the transaction will have a modestly dilutive impact in the range of 1% to 2% to the earnings per share, excluding special items, as compared to the current analyst estimates for earnings per share as published by FirstCall. In 2012, the special items that Johnson & Johnson is expected to incur consist of after-tax charges for such items as amortization of acquired intangibles, inventory step-up costs, restructuring costs and other costs incurred to execute the transaction. These after-tax costs are currently estimated to range between $1 billion and $1.2 billion.

Obviously, as we integrate the businesses and move forward with the combination, we expect that this modest dilutive impact will be reduced over the next few years. The businesses of DePuy and Synthes are largely complementary. As we embark on the integration plans, we look forward for opportunities to achieve cost synergies where possible. Of course, upon closing of the transaction, we would be in a much better position to provide more definitive estimates of all of these various impacts as we work towards various alternatives.

In summary, this transaction is expected to create significant shareholder value and add to our growth rate of revenues and operating profit. Although the transaction is expected to be modestly dilutive to earnings per share, excluding special items, we believe that this transaction is strategically important for enhancing our leadership position in healthcare. That concludes my comments and at this point, I would like to turn the call back over to Louise.

 Louise Mehrotra - Johnson & Johnson - VP, IR

 Thank you, Dominic. We will now open the call to questions. Brooke, could you please give the instructions for the Q&A session?

QUESTION AND ANSWER

 Operator

 (Operator Instructions). Rick Wise, Leerink Swann.

 Rick Wise - Leerink Swann - Analyst

 Good morning, everybody and congratulations. One large question maybe for Bill. Bill, can you give us some perspective given the challenges J&J is facing, why now for the largest deal in history for J&J? And maybe some other thoughts about the synergies that could emerge, Dominic, in terms of sales in emerging markets bundling, if you could review those. Thank you.

 Bill Weldon - Johnson & Johnson - Chairman & CEO

 Sure, Rick, thanks. Yes, I think that the thing that is really one of the great strengths of Johnson & Johnson is the decentralization that we have and the way we manage our business. I can give you a first look at this opportunity at bringing two of the strongest orthopaedic companies in the world together. And they are so complementary and offer great opportunities that we see it as a wonderful opportunity to advance healthcare for people in this area and a great opportunity to move forward. And you don't often have the opportunity to be able to work with an asset like this and the people that are at Synthes. So we think the timing just happened to be perfect for us from a business perspective on that side.

The other side, Rick, I think you know that we have a dedicated group of people that are advancing the improvements that we had with the manufacturing challenges we had last year. I will talk more about that at our annual meeting tomorrow, but I think we have made extraordinary progress. I think that there are people focused on that and it is a different group of people that are dedicated to ensuring that we are going to get -- resolve the problems that we have had. We are well on the road to that. I think with the issues we have had resolving these with the government, they are very positive. We are meeting our deadlines and really making great progress. But I don't think that there will be any conflict here between the ability to bring these two companies together, these two organizations together and stay focused on the commitments that we have with the government and to improve our facilities.

So I think we are in a great position. We have extraordinary people across J&J. We have 114,000 people and we are going to be able to do both of these and make them huge successes. So we are very confident that the progress we are making in the areas where we needed to be addressing, our dedicated people that will be addressing it and we see this as just an extraordinary opportunity that doesn't come very often.

 Rick Wise - Leerink Swann - Analyst

 Thanks, Bill. Dominic?

 Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

 Yes, Rick, the question about synergies, just to reiterate, this transaction is largely based on growth and therefore, sales synergies and not so much cost synergies, as I am sure you realize. I can't give you any specifics of the growth synergies, but let me turn it over to Alex Gorsky who can give you some color commentary on the opportunities there.

 Alex Gorsky - Johnson & Johnson - Vice Chairman, Executive Committee

 Good morning, Rick. Yes, just to pick up on Bill and Dominic's comments, we really see this as being focused on growth and in several different ways, we think that the two companies are very complementary in a number of different ways. It really starts with the combined product development capabilities and the pipelines from the two organizations.

When you compare those, but also, as we have talked in some of our sessions in the past, combine those with the additional R&D opportunities across the medical devices and diagnostics sector within J&J, we just think that is very exciting and it will really give us an opportunity to bring about even more transformational innovation for patient care.

The second big area is our global reach. As you know, the emerging markets in particular are growing at about two to three times the rates as developed markets are and trauma really is the foundation of orthopaedic surgery in the emerging markets. And so by combining the two organizations in those areas, we think, again, it offers us a chance not only to reach more patients and improve quality of care, but also offers us a great business opportunity as well.

And finally, we think that if you combine Synthes great reputation in leadership and professional education and training with the reputation that DePuy has in this area, it will create a very strong combination. So again, we see a lot of growth opportunity here and we are excited about the potential.

 Rick Wise - Leerink Swann - Analyst

 Thanks and congratulations again.

 Louise Mehrotra - Johnson & Johnson - VP, IR

 Next question, please.

 Operator

 Mike Weinstein, JPMorgan.

 Mike Weinstein - JPMorgan - Analyst

 Thanks, good morning and congratulations, everybody. Dominic, first question for you is the comment you made about Synthes being a US corporation, were you implying there that you can't use your O-US cash for this transaction?

 Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

 Mike, in the description I gave earlier of the deal, that description did not assume the use of O-US cash and the way we modeled the deal. But as we work through the integration planning, which will take several months, we are going to evaluate various financing alternatives and various alternatives to bring the two companies together. So we will know more when we go through that planning.

 Mike Weinstein - JPMorgan - Analyst

 Okay, so right now, you are assuming that you are not using O-US cash, so if you are able to use cash outside the US, would you change the composition of the transaction so that you would be using less stock because there have been a million questions from investors today would be why is the Company using so much stock versus the cash that it has on its books outside the US.

 Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

 Right, the transaction structure with the Synthes shareholders would remain the same, so the same stock component and cash component as consideration to the Synthes shareholders.

 Mike Weinstein - JPMorgan - Analyst

 Okay. And then with that in mind, would you consider buying back stock at some point to offset the dilution?

 Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

 It is too early to comment on that. We will have to evaluate all the various alternatives we have in front of us over the next several months.

 Mike Weinstein - JPMorgan - Analyst

 Okay. Then last question, the distribution strategies for DePuy and Synthes are very different in the US, how you bring your products to your customers. Maybe Alex can chime in on how you expect to manage that differing strategies between direct and indirect salesforces and how that will work going forward.

 Mike Mahoney - Johnson & Johnson - Worldwide Chairman, Medical Devices & Diagnostics Group

 Sure, Mike, it's Mike Mahoney. Regarding their commercial strategy, we have got tremendous respect for the leadership team, the commercial capabilities of Synthes along with DePuy. And we will have an integration team made up of DePuy employees and Synthes employees to work out the integration planning and figure out the best optimal commercial model going forward in the US, Europe and Asia-Pac.

 Mike Weinstein - JPMorgan - Analyst

 Okay. I will let some others jump in. Thanks.

 Operator

 Larry Biegelsen, Wells Fargo.

 Larry Biegelsen - Wells Fargo - Analyst

 Good morning, thanks for taking my question and congratulations to everyone. First, does J&J expect to make any divestitures to satisfy antitrust concerns in the US or Europe? And do you expect any dissynergies?

 Alex Gorsky - Johnson & Johnson - Vice Chairman, Executive Committee

 This is Alex, Larry. We believe that this transaction will lead to increased competition and will benefit really customers, doctors and patients. We do not believe that there will be any required divestitures and if any are required that they will not materially impact the transition.

And again, what I would focus on is we are focusing mostly on the growth opportunities with the transaction versus the synergies. As with any transaction of this size, we are going to make sure that we are as effective and as efficient as possible, but it is really a story of growth.

 Larry Biegelsen - Wells Fargo - Analyst

 And can you confirm that that Synthes relationship with the AO Foundation will remain intact once J&J acquires Synthes? Thanks.

 Louise Mehrotra - Johnson & Johnson - VP, IR

 Dr. Wyss, would you like to comment?

 Hansjoerg Wyss - Synthes, Inc. - Chairman

 Yes, I think the operational agreements between Synthes and the AO Foundation clearly specify that the relationship will continue as before in case of a change of control at Synthes. However, I think, given the broad range of DePuy and its divisions, I see some improved cooperation between the AO. For instance, the AO is now thinking of a neurosurgery division for teaching and product development. So I think the relationship could be enhanced or improved upon. And I have talked to the powers to be in the AO over the last few days and they are all very excited about -- they look at it as a new opportunity.

 Larry Biegelsen - Wells Fargo - Analyst

 Lastly, for Bill, with that much cash left on your balance sheet, are you -- people will speculate that you are going to do another large deal. What is your appetite for deals after this? Thank you.

 Bill Weldon - Johnson & Johnson - Chairman & CEO

 I would comment the same as I did earlier when Rick asked the question in that the appetite for deals -- if there is an opportunity like this, we would obviously assess it and look at it. So I think if there is a great opportunity, we would continue to assess it. We look at everything and if it would bring value to our shareholders, we would definitely consider it and move forward.

 Louise Mehrotra - Johnson & Johnson - VP, IR

 Next question please.

 Operator

 Matthew Dodds, Citigroup.

 Matthew Dodds - Citigroup - Analyst

 Good morning. First, Dominic, for you, I know you saw a lot of notes when the deal was initially speculated on and we all showed accretion in the deal and now you are focusing on dilution in 2012. Just looking at what we were all kind of estimating, is the difference here primarily related initially to goodwill or intangibles to get to that difference or is there something else we are missing?

 Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

 I think from reading the various reports, you, the analyst community, had generally assumed all-cash or a combination of cash and debt and not stock, so that is one component of it. And then, of course, it would be very difficult for you to estimate the amount of amortization of intangibles. My comment on the modestly dilutive impact is, of course, excluding any costs such as amortization of intangibles. I think the big difference to what you all assumed is an all-cash deal versus a mixed cash and stock deal.

 Matthew Dodds - Citigroup - Analyst

 And then a quick one for Dr. Wyss. The voting -- you agreed to 33% of the 48. Can you just explain why not the full 48?

 Hansjoerg Wyss - Synthes, Inc. - Chairman

 Well, there are strictly some tax considerations, which J&J has been very kind in helping us so that I can put a little more money into philanthropic activities, but all the shares we have are totally in favor of the transaction.

 Matthew Dodds - Citigroup - Analyst

 That is a perfect answer. Thanks, Dominic. Thanks, Dr. Wyss.

 Operator

 Michael Jungling, Morgan Stanley.

 Michael Jungling - Morgan Stanley - Analyst

 Great, thank you so much. My questions, I have three. Firstly on the regulatory front, can you comment on what the challenges you may see for both trauma and spine combining the J&J and Synthes franchise? Question number two, on the price consideration, what happens to Synthes shareholders if the J&J share price falls below CHF52.54? And then question three, which is a follow-on from the previous question, in terms of, Dr. Wyss, if I look at the cash/share transaction, how much of this deal was structured in a way to benefit the key Synthes shareholders? Thank you.

 Alex Gorsky - Johnson & Johnson - Vice Chairman, Executive Committee

 Michael, this is Alex. I will take the first one. I'd just reiterate my comments earlier. Given the fact that we really think this transaction is going to lead to increased competition and will actually benefit customers, doctors and patients, we do not think that there is going to be any required divestitures and if any are required, they won't materially impact the transaction. I will let Dominic take the next part of the question.

 Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

  Sure, Michael, so the consideration includes a stock component with a 7% collar up and down and at either ends of the collar the final point on the collar at either ends then becomes the fixed exchange ratio for the Synthes shareholders. And maybe on the -- one more comment -- is there another comment?

 Louise Mehrotra - Johnson & Johnson - VP, IR

 Thank you. Next question please.

 Operator

 Bob Hopkins, Bank of America.

 Bob Hopkins - Bank of America-Merrill Lynch - Analyst

 Thank you, good morning. Can you hear me okay?

 Bill Weldon - Johnson & Johnson - Chairman & CEO

 Yes, Bob.

 Bob Hopkins - Bank of America-Merrill Lynch - Analyst

 Great, good morning. So first, Dominic, I was wondering if I could start with you. If you could talk just a little bit more about why you are using the percentage equity component that you are assuming here if there is no O-US cash restriction. I am just curious of the rationale behind using the equity as opposed to the balance sheet.

 Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

 Right, Bob, well, we have had a long-standing commitment to maintain our financial strength and flexibility and our negotiations with Synthes considered that, as well as the desires of Synthes as well. We came to a mix that we thought met both interests of both our Company and theirs. And in the end, as I mentioned earlier, we believe that the way we structured the transaction, both rating agencies will reaffirm our AAA credit rating.

 Bob Hopkins - Bank of America-Merrill Lynch - Analyst

 Okay, so there is no tax consideration here?

 Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

 Well, there are always various tax considerations in any deals and that was part of the mix as well.

 Bob Hopkins - Bank of America-Merrill Lynch - Analyst

  Okay, and then as a result of that statement as we look forward, and some people have asked about this already, but in terms of looking at buybacks, which is something that I think is not included in your guidance at this point, versus looking at incremental deal activity, how would you suggest we think about your financial flexibility as we go forward in terms of buybacks and the appetite for further transactions?

 Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

 Right, well, as we have always said, we are very pleased to have very strong cash flows and we are always looking to utilize that cash flow to benefit our shareholders for the long term. As you know, our first priority is dividends. So I want to make sure that we reiterate the fact that we believe we have a significant dividend payout ratio already, which benefits our shareholders. And then we would love to use all our cash to build the business to create long-term shareholder value. Those have to be appropriate deals and as you know, we are very disciplined in that regard. And lastly, if those deals are not available to us, we have considered in the past and I am sure we will consider in the future additional returns to shareholders in the form of buybacks.

 Bob Hopkins - Bank of America-Merrill Lynch - Analyst

 Thanks. And just real quickly, could you just comment on, as you look forward over the next 12 months and then longer term, from a unit growth perspective, specifically unit volume growth, what are your assumptions for the global trauma and spine market going forward as you considered this transaction? What do you think the global market will grow from a unit perspective for spine and trauma going forward?

 Mike Mahoney - Johnson & Johnson - Worldwide Chairman, Medical Devices & Diagnostics Group

 This is Mike Mahoney. I will just respond to that one. We see ongoing consistent growth in the trauma marketplace. We call it about a $5 billion market and we anticipate about a 7% growth rate moving forward for the trauma business. The spine market, about a $8.5 billion marketplace, growing faster outside the US than the US. In 2011, we have called it about a 2% worldwide market growth, but we do see that market growth increasing over time given the demographics and the emerging market opportunities.

 Bob Hopkins - Bank of America-Merrill Lynch - Analyst

 Okay, I will follow-up. Thank you.

 Operator

 Matt Miksic, Piper Jaffray.

 Matt Miksic - Piper Jaffray - Analyst

 Good morning and thanks for taking our questions. It is a follow-up on Bob's question on growth and then what maybe some of the considerations were as you contemplated the deal. Alex, is this, or Mike maybe, is this, in terms of your orthopaedics growth in spine in particular and in trauma, more of a near-term synergy than growth in emerging markets with the assumption that the global market has maybe seen its lows in terms of the orthopaedic and trauma trends we have seen over the last couple of years?

Alex Gorsky - Johnson & Johnson - Vice Chairman, Executive Committee

 I will start off and I will let Mike add on. I think one important dynamic, if you look at the trauma market, is the impressive consistency that we have seen in that space. And if you look at the historical growth patterns and those that we project forward, even in spite of some of the macroeconomic issues, we have continued to see very good growth and as the economy returns, we would expect that to potentially even pick up even more. So we see that as a good short and long-term opportunity and when you combine that with the really strong market position that Synthes has with their broad productline in that area, again, we think that is really about growth.

If we look at spine, there too what we had seen historically very strong growth rates in the high single digits until the last couple of years, particularly in the developed markets as you note, but if you look at some of the underlying dynamics just around demographics, obesity, and frankly patients' desire to stay more active, we think there too there remains a lot of opportunity. Albeit the growth may be somewhat slower, as Mike pointed out. We think that, in some of the emerging markets, it will be at a faster rate, perhaps mid to higher single digits versus some of the developed markets. But fundamentally, we still see that as a strong opportunity as well.

 Mike Mahoney - Johnson & Johnson - Worldwide Chairman, Medical Devices & Diagnostics Group

 We do see this as a growth opportunity for us in the developed and emerging markets and we talk quite a bit about the emerging market, but just on the developed markets, if you look at the combined portfolio and the strength of the companies now in hip and knee, in trauma, in recon and spine and the commercial reach that we can extend to the developed markets is very, very good. So we do see share gain and growth opportunities in the developed markets. And as Alex mentioned, emerging markets, the combined portfolio with the rest of J&J's portfolio and also the reach of our commercial teams, we hope to drive share and growth in both the developed and emerging markets.

 Matt Miksic - Piper Jaffray - Analyst

 And then clearly complementary in terms of trauma and joints and CMF, but you are both pretty big players in spine. Is there a geographic complementary fit with that business or how do you anticipate those businesses coming together?

 Mike Mahoney - Johnson & Johnson - Worldwide Chairman, Medical Devices & Diagnostics Group

 On the spine side, you are right, we are excited about the strengthening of our number two position on a combined basis there. We will be working closely with Michel and the Synthes team on integration planning. But I can tell you we are excited about the complementary portfolio. We do think the portfolio, when you combine DePuy and Synthes together, will be a leading portfolio. And I do believe we will work through very carefully the commercial synergies and our commercial distribution strategies with Synthes to ensure that we drive growth.

 Matt Miksic - Piper Jaffray - Analyst

 Finally, for Dominic, back to the question about O-US cash and the consideration for the deal. Does this -- I think some of the assumptions when this rumor first hit the tape was that this might sort of keep you occupied from a business development standpoint. With the amount of overseas cash that you have, I guess how should we think about the next steps in terms of strategic moves for J&J?

 Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

 Yes, well, as Bill said earlier, we are always looking at business building as a priority for the use of our cash as I said earlier, after dividends and therefore, we still have flexibility there, of course. But as both Bill and I have mentioned in the past, the deals have to be compelling. We prefer growth-oriented deals like this one and so if there are great opportunities in the future, obviously, we would try to pursue them.

 Matt Miksic - Piper Jaffray - Analyst

 Great, thank you.

 Operator

 David Roman, Goldman Sachs.

 David Roman - Goldman Sachs - Analyst

 Good morning, everyone. It is David Roman on behalf of Jami Rubin. I wanted just to come back to -- talk about your initial comments regarding sales synergies a little bit more. And hopefully you could extrapolate in some detail about more specifically how you see the two organizations coming together. And I guess the context in which I am asking is we have seen a lot of other medical device companies make the argument about diversification, size and scale being a competitive advantage in certain end markets. And generally speaking, have not seen that play out to a degree of success as it has so far at J&J. So maybe you could help us understand why we wouldn't see any type of salesforce disruption and how sort of one plus one comes together and equals three here.

 Bill Weldon - Johnson & Johnson - Chairman & CEO

 Thank you very much, David. Let me -- why don't I start off and then I'll let Mike add on any other comments. We do see this merger resulting in the broadest reaching orthopaedics platform on a global basis and we think that gives us synergies in a number of different ways.

First of all, the trauma add-on is pretty straightforward. When you think about Synthes' market leadership in that area, I think it will -- and you add that on to what we already have in our MD&D space. It will be clear, as Mike pointed out earlier, in the spine area. We also see it as fairly complementary and we will be able to pull that together.

The second major opportunity I think really lies geographically. We have got -- when I say we, Johnson & Johnson has a very strong footprint outside the United States, as well as in developing markets. Synthes does as well and when you look at the growth rates in those markets, we think it will really give us a chance to accelerate there, both through market expansion, as well as share.

And the other area that we are very excited about in this case is the R&D synergies. We've talked a fair amount about convergence. When we can bring together some of the clinical development and regulatory capabilities and apply them across our various platforms that really lead to new and different kinds of innovation that is good for patients, but also gives us really strong competitive positions as well.

So all in all, we do think that there are synergies that we are going to gain from the breadth and depth of this kind of platform.

And then lastly I would comment that I think we have got a pretty good track record of integrating companies into J&J successfully. And when you have an opportunity to join with a company like Synthes that already is extremely well-managed, has a great reputation with customers, with physicians in the field, we want to make sure that we maintain that momentum and we will really be focused on allowing the great leadership team and the capabilities that Michel and Hansjoerg have already built with Synthes, they continue on their path. And obviously, we will be very thoughtful and careful through the rest of the integration to make sure that we keep up that growth momentum.

 David Roman - Goldman Sachs - Analyst

 Okay. Then maybe just a follow-up to the comment on the 2% market growth rate in spine that you are projecting for 2011. Can you give us some perspective as to what extent you think that number is being impaired by sort of cyclical factors, either as it relates to the overall macroeconomy or sort of a transition in the way some insurance companies in the United States are thinking about spinal effusion? And maybe help us, is that sort of the right underlying growth rate on a sustained basis closer to 5%, or is it something different from that?

 Mike Mahoney - Johnson & Johnson - Worldwide Chairman, Medical Devices & Diagnostics Group

 We still call in the short-term closer to the 2% range really driven by some of the factors you talked about, some of the increasing challenges on the payer side to reimbursement and also the macroeconomic impacts. We do believe longer-term that the spine market will continue to grow, and we project closer to that 5% growth rate as you look in outer years based on the unmet need and terrific opportunity with back pain, and also with the developed markets expansion and also the emerging markets. So we do think that 5% growth rate in the future will be characteristic of the marketplace.

 David Roman - Goldman Sachs - Analyst

 And lastly on trauma, is that going to remain a standalone entity and Dr. Wyss, you are going to remain involved in the transition/integration or is that going to be folded into the DePuy operation?

 Mike Mahoney - Johnson & Johnson - Worldwide Chairman, Medical Devices & Diagnostics Group

 Well, Michel and Dr. Wyss and the team will clearly be involved in every step of the way on the integration; there is no doubt about that. And there is tremendous respect for Synthes' trauma organization. So we will do everything we can to continue to drive that business and working closely with their team.

I also just want to touch on Alex's comment. I think there should be less concern over overlap and integration strategy. I think the team ought to look at this as new business and growth adjacencies. So where the trauma business is so strong for Synthes, we will be adding that to the J&J family of companies as new business and we will be driving new adjacencies in CMF and power.

The only business really that we have some overlap, obviously, is in spine and so we will be very careful on the commercial side like we talked about, but we are very impressed with the complementary nature of the pipelines of the companies. So I think overall we should look at it as a new business and strengthening new adjacencies rather than a significant overlap of companies.

 Bill Weldon - Johnson & Johnson - Chairman & CEO

 David, this is Bill. There is one other comment that I would make. We talk about the orthopaedic business and Synthes and DePuy. There is also synergies and opportunities to take some of the technology and knowledge that Synthes has and move it to other areas across Johnson & Johnson.

When you look at Ethicon Endo-Surgery, for example, in power tools, you look at some of the biomaterials and the technology that Synthes has, it has a broader application than just the orthopaedic business. So we see applications of some of their knowledge and technology across Johnson & Johnson in ways that will affect the business even outside of the orthopaedic area.

 David Roman - Goldman Sachs - Analyst

 That is great, Bill and congratulations on the transaction.

 Bill Weldon - Johnson & Johnson - Chairman & CEO

 Thanks.

 Operator

 David Lewis, Morgan Stanley.

 David Lewis - Morgan Stanley - Analyst

 Good morning. Two quick questions. I guess the first question is on the broader trauma markets. Dr. Wyss, the spine market obviously has been slipping here the last several quarters, but specifically in trauma, it looked like last quarter, the trauma business began to base out and seemed to recover in your mind. I wonder if you could just talk about the trauma market, whether you to believe the trauma market has begun to stabilize.

And a quick question for Bill and then one follow-up. Bill, it sounds like you expect pricing in spine to improve in emerging markets and be a powerful driver of this deal, do you still believe this deal makes sense if the spine and trauma end markets don't stabilize here over the next couple of years?

 Bill Weldon - Johnson & Johnson - Chairman & CEO

 I think Mike could answer that, but I am not sure that we expect the pricing in spine to improve. If anything, we expect it, at best, to stabilize, but we have actually assumed the pricing in spine will decline.

I would also like to make one other comment though about trauma, which I think is really important and that is we all know that the trends through 2010 have been down in office visits and surgical procedures and everything like that. And the trauma market is an area that is less impacted by all of those areas in the macroeconomic environment that we have been dealing with in the past. And even though those are going to continue in 2011, I think that the trauma business has less impact because if people have an injury like this or need to be treated for trauma, they are going to be treated. So we think that there is also a real benefit in the whole area of trauma where Synthes is such an extraordinary player.

 Louise Mehrotra - Johnson & Johnson - VP, IR

 Dr. Wyss, would you like to provide some comments on the trauma growth that David was asking about?

 Hansjoerg Wyss - Synthes, Inc. - Chairman

 Yes, very pleased to. In trauma, there is still a number of unmet medical needs, which we have to recognize. There is still controversy about how to treat the proximal femur. There is still problems with the proximal humerus, that is down to the elbow. We have new opportunities now for the first time in cardiac surgery where we have new products for sternum closure both for secondary closures and for critical patients as primary closures.

Just looking at the proximal femur and the proximal humerus, we have a number of exciting new products in development with not only the product, but the different improved operating techniques, which we are now developing. That is going to make trauma grow because just selling the same screws and plates for the next 10 years is not going to help. But I see tremendous potential for the strengths of our trauma division combined with some great things I have seen J&J has and DePuy has. Did that answer your question, I hope?

 David Lewis - Morgan Stanley - Analyst

 That does. Thank you. And Dominic, maybe just one quick follow-up. I may have misunderstood, but in terms of 2012, I think the dilution expectations in low single digits excluded amortization. I just want to confirm that that is correct. And do you intend to now give cash EPS guidance for J&J because that seems to be a departure from prior acquisition guidance strategies? Thank you.

 Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

 David, so two points. One is the modest dilution that I talked about for 2012 in the 1% to 2% range does, in fact, exclude the amortization of intangibles with respect to this deal. And then on a broader question of our guidance, we typically give guidance, as you know, excluding special items and we will be very clear to define what those special items are that we are excluding from our guidance going forward.

 David Lewis - Morgan Stanley - Analyst

 Great. Thank you and congratulations.

 Operator

 Lisa Clive, Sanford Bernstein.

 Lisa Clive - Sanford Bernstein - Analyst

 Hi, thanks for taking my questions. Just two follow-up questions on the AO Foundation. Under the collaboration that you established in 2006 following the IP sale, was there a specific timeframe that that exclusive arrangement was supposed to last? Did you have a sort of 10 or 15-year limit on that? I am just wondering at what point in time the AO would be free to work with any other players if they did choose to do that in the future?

And then second, probably best for Bill, I would just mention that the relationship between Synthes and the AO is certainly a unique one. It is pretty opaque. I am just wondering if you have thought through how the US antitrust authorities might look at this relationship once this transfers over to J&J. Is this an area where the FTC could have some concerns or do you think that that is really not going to be an issue?

 Louise Mehrotra - Johnson & Johnson - VP, IR

 Dr. Wyss, would you like to address the first question?

 Hansjoerg Wyss - Synthes, Inc. - Chairman

 Well, the relationship between the Synthes companies, which were at one time Mathys in Switzerland, STRATEC in Switzerland, Synthes USA, has been both a formal and informal one over the last 50 years. The formal one was with the foundation and its full-time employees and the informal one is with thousands of surgeons who believe in the betterment of patient care and teach not Synthes products, but teach really how to better education, how to help surgeons to treat trauma patients and so on.

Regardless of the arrangements we have, the legal arrangements, which I do not want to comment on, which, by the way, have been scrutinized by the EU cartel authorities five years ago and are proved, including the Germans, there we have -- I think that relationship at both levels will continue regardless of the legality of the arrangements, which I said I can't cover at this time.

 Bill Weldon - Johnson & Johnson - Chairman & CEO

 Okay, maybe I can take the second one. I think that obviously Synthes and AO have a very unique relationship and I think that, over time, we are going to be, and we have discussed this, working through the contracts and understanding them.

I do want to stress though, and I think Hansjoerg mentioned this earlier, that education and development are so critical to this business and to orthopaedics, as well as to many other areas of medical devices that it is a very important relationship and one that we'll make sure, in the appropriate ways, we continue to work with over the longer term.

 Operator

 Kristen Stewart, Deutsche Bank.

 Kristen Stewart - Deutsche Bank - Analyst

 Thanks for taking the question. Just wanted to revisit the whole intangibles and the one-time items. The amount, Dominic, that you had mentioned just for this year, it seems kind of large. Can you just maybe give us some examples of what exactly is going to be included within $500 million to $600 million of items this year before the deal even closes?

 Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

 Yes, so this year, I talked about $500 million to $600 million of costs related to the transaction, which we expect to reflect as special items. The largest component of that is a cost to hedge the foreign currency commitment we have in this transaction. So that would be incurred this year regardless of whether the deal closes this year or next. And then next year, I talked about cost in the neighborhood of $1 billion. And just to give you a breakdown of those, about 30% of those, or 35% of those are ongoing, the amortization of intangibles, which will obviously be ongoing after 2012. Another 30% is the typical inventory and other assets step-up in value that actually only occurs for one year in 2012 and then the remaining 40% or so is in the restructuring cost incurred to bring the companies together. Hopefully that is helpful.

 Kristen Stewart - Deutsche Bank - Analyst

 Yes, and then just in terms of -- can you just give us a sense or remind us again what the total Company amortization of intangibles is?

 Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

 Yes, well, we are still evaluating it in total, but that $350 million a year is based on various lives of the various intangible assets. On the aggregate intangible assets, I am going to have to look up in one second unless you have it, Louise.

 Louise Mehrotra - Johnson & Johnson - VP, IR

 Actually, Kristin, you can take a look at our Annual Report. We actually don't disclose that expense specifically, but you can take a look at the difference in the accumulated amortization, which will help you get to that range of numbers on that one.

 Kristen Stewart - Deutsche Bank - Analyst

 Okay, and again, you had commented going forward you are not going to be reporting on more of a cash EPS type basis?

 Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

 Right. Our approach is to report adjusted EPS, which exclude special items and then to define exactly what those special items are when we give guidance.

 Kristen Stewart - Deutsche Bank - Analyst

 Okay. So it sounds like next year you will just help us bridge the gap in terms of what the incremental is and then probably beyond that go back to reporting it inclusive of the adjusted numbers?

 Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

 Probably the best way I can answer that is, in our January 2012 discussion on guidance, we will be very clear and transparent as we always are.

 Kristen Stewart - Deutsche Bank - Analyst

 Okay. And then just a bigger picture question for Bill. Clearly, there has been a lot of speculation on deals across the entire space and obviously we talked about leaving a lot of cash still left to go out and pursue other opportunities. Should we look at this deal in orthopaedics as a sign that you view this, at this particular point in time, to be one of the better growth opportunities within medtech or a lack of seeing any other opportunities, whether it be in consumer or in pharma? Maybe just give us your view of kind of why orthopaedics and kind of why not some of the other areas like cardiology consumer or even within pharma?

 Bill Weldon - Johnson & Johnson - Chairman & CEO

 I think when you look at the orthopaedic business, I think it's probably the largest opportunity in the whole medical device area. I think we said $37 billion, an extraordinary opportunity. I think as Mike and Alex have both said, the complementary mix of these two companies where Synthes has such a strong player in trauma and the craniomaxillofacial, as well as spine and DePuy in the recon and sports medicine, as well as spine and others, it just seems like a natural complement here to be able to move into markets we are not in and strengthen markets we are in.

I think you also have to look at the geographical distribution of it and the investment into the future with growth opportunities around the world and we think that, very infrequently, do you ever see an opportunity for a company like Synthes to come -- to be able to come into play with J&J. So I think it doesn't mean that there aren't other great opportunities out there, but we just thought this was an extraordinary opportunity and the time was right and we are very excited about it.

 Kristen Stewart - Deutsche Bank - Analyst

 And I know interventional cardiology comes up most frequently and in January, you had said you were still committed to that business. Is that still the case today?

 Bill Weldon - Johnson & Johnson - Chairman & CEO

 Well, we are still committed to all of our businesses and I think we will continue to look at opportunities and assess our portfolio of companies and products.

 Kristen Stewart - Deutsche Bank - Analyst

 Okay. Thank you.

 Operator

 Glenn Novarro, RBC Capital Markets.

 Glenn Novarro - RBC Capital Markets - Analyst

 Hi, good morning, guys. Two questions. First, I think the street thought this deal would be highly accretive in 2012. Some of the reason -- because we all thought there would be a lot of headcount reduction and a lot of overlap. But what I am hearing you say is that there is actually not a lot of headcount reduction and maybe not a lot of cost savings that you will take out of the combined entities. Is that a fair way to think about the transaction? And then as a follow-up, can this deal help the Company get back to double-digit earnings growth in 2013 and beyond without significant cost savings? Thanks.

 Alex Gorsky - Johnson & Johnson - Vice Chairman, Executive Committee

 This is Alex. I will take the first part of that. Really, as we said earlier, we see this as a growth opportunity, not a synergy opportunity. As Mike alluded to earlier, when you look at the Synthes trauma unit, we see that as being just a great complement to our existing business. We do not see significant changes in the way that that would be operated.

In the spine area, obviously, we will have to look at those too. We think they are more complementary than they are overlapping at this point in time and we will actually unlock other opportunities. So no, we do not foresee significant headcount reductions and obviously, we are going to do it in a very efficient way, but we see this as much more about growth.

 Bill Weldon - Johnson & Johnson - Chairman & CEO

 Maybe the other thing that I would comment on when you say is it going to get us to double-digit earnings growth in 2013 and you and I have had this conversation before, I think there are so many factors that come into play here. We think this is an opportunity to actually move Johnson & Johnson ahead in many ways over time, but there are so many other factors, the macroeconomic environment, the whole healthcare reform here in the United States, as well as the compression on pricing, sovereign debt, unemployment, you could go on and on on the list. And I think many of these factors, as you well know, are impacting the whole marketplace and we endeavor to make sure that we are growing rapidly both in revenue and profits, but I think it is a function of does that mean double-digit growth, it means that we are going to be very successful and continue to manage our business very well.

 Glenn Novarro - RBC Capital Markets - Analyst

 When you talk about accretion beyond 2012, I guess what you're saying is there is going to be some top-line synergies and then some typical back-office reductions, maybe some cuts in our overlapping R&D. Is that how we should be thinking about the accretion beyond 2012 at less than $0.10? Anything you can help us for '12 and '13 beyond 2012 would be great.

 Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

 Well, as we said, we actually said it is modestly dilutive in 2012 and then that dilution will reduce over the next few years. So it will still be dilutive, but a very, very minor way after 2012 for a few years. I think the important thing is that the sales growth I think will accelerate just based on the models you all have published. Our pretax operating profits and profitability will also accelerate and obviously, as the costs to integrate the transaction get behind us over the next several years, then it is positive after that.

 Operator

 Derrick Sung, Sanford Bernstein.

 Derrick Sung - Sanford Bernstein - Analyst

 Hi, good morning, thanks for taking my question. Going back to your comments on the trauma market, one of the reasons for the sort of favorable growth rate within the trauma market over the past year or two has been that it has been relatively resistant to some of the pricing pressures that we have seen across the rest of orthopaedics. Can you comment on what your expectations embedded in that 7% growth rate are for pricing in trauma moving forward and why you're confident that we will be able to sustain that or that market will be able to sustain that pricing resiliency?

 Mike Mahoney - Johnson & Johnson - Worldwide Chairman, Medical Devices & Diagnostics Group

 Sure, Mike Mahoney. I will make a comment. So we do believe the 7% is an accurate call for the future growth market for trauma. We have seen less pricing pressure in trauma versus some other segments, not to say there isn't pricing pressure. So we see anywhere from a flat to maybe a negative 1% pricing assumption throughout our trauma growth projections. So we do see pricing challenges, but maybe some less pricing challenges in this area versus some other segments in that device.

 Derrick Sung - Sanford Bernstein - Analyst

 Okay, thanks. And Dominic, obviously, there was some hope from the street's perspective that this would -- you would be a significant use of the overseas cash that you have been accumulating on the balance sheet. Given that this is not, and that you will continue to build that overseas cash balance, I guess my question is more around what is the sort of urgency from your perspective in making use of that overseas cash, how long can it sit on your balance sheet and do you see it as inevitable, an increase in your tax rate or an inevitable repatriation of that overseas cash back to the US?

 Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

 Yes, it is a great question and look, we would love to use all our cash, but we want to do it in a tax-efficient manner and as you know, there is lots of discussion today with the Administration and the Treasury Department over changing the current US tax structure to make US multinationals like us more competitive on a global scale. We are obviously involved in those discussions and we are hopeful that the Administration and industry can come to a more reasonable approach to the taxation of the US multinationals. So that is our hope, but we would love to use the cash if we could, but we want to do it in a tax-efficient manner.

 Derrick Sung - Sanford Bernstein - Analyst

 Thank you.

 Operator

 Martin Wales, UBS.

 Martin Wales - UBS - Analyst

 Thank you. What is giving you such confidence that you won't require any divestitures to satisfy competition authority requirements? Obviously, you have talked a lot about the complementarity of the businesses, but it's hard to get away from the sheer size of this business nor the (inaudible) subsegments. To what extent have you been able to engage the competition authorities already to get a sense of what the [total size is]?

 Alex Gorsky - Johnson & Johnson - Vice Chairman, Executive Committee

 This is Alex. All of my comments were based on our initial review of the portfolios involved. And again, we do think that it is ultimately going to help customers, doctors and patients and our read is that it will not require divestitures, but obviously we're going to work with regulatory authorities through the process.

 Martin Wales - UBS - Analyst

 All right. I missed the start of the call, but you do think you'll be going to a second stage then?

 Alex Gorsky - Johnson & Johnson - Vice Chairman, Executive Committee

 No, we said we don't believe that there is going to be any required divestitures and if any are required, that they are not going to materially impact the transaction.

 Bill Weldon - Johnson & Johnson - Chairman & CEO

 Yes, and I think as you are aware, there will be Hart-Scott-Rodino filings within 45 days of signing, European Union filings within 120 days and those will be when the reviews will take place.

 Operator

 Matt Taylor, Barclays Capital.

 Matt Taylor - Barclays Capital - Analyst

 Hi and thanks for taking the question. Two questions. One, could you comment as to whether you were in any talks with other orthopaedic companies and sort of Synthes won the race here? And then given some of the overlap in spine, do you expect any sales dissynergies from possible attrition of your salesforce? Thanks.

 Bill Weldon - Johnson & Johnson - Chairman & CEO

 I will take the first one and the answer is we can't comment. Then we will pass it on to Alex or Mike to comment on the second one.

 Mike Mahoney - Johnson & Johnson - Worldwide Chairman, Medical Devices & Diagnostics Group

 Yes, again, a couple of different times on this one, on the spine piece, we want to be very, very careful on the commercial integration of the spine companies. We are excited about the complementary nature of the portfolio. We believe we will have a very compelling offering to patients, surgeons and hospitals, but we will manage the transition of the spine commercial teams very carefully in the US, Europe and Asia-Pac.

 Matt Taylor - Barclays Capital - Analyst

 Thank you very much. I appreciate that.

 Louise Mehrotra - Johnson & Johnson - VP, IR

 Thank you. We will take two more questions.

 Operator

 Lee Dunlop, JPMorgan.

 Lee Dunlop - JPMorgan - Analyst

 Yes, I have got two questions. Just the first one, you have indicated H2 2012 close and you have made reference to the regulatory process. I was just wondering why you have given such a long deadline to complete the transaction. Is it a long leadtime to discuss the regulatory process? Can you please indicate the process to H2 '12 please?

 Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

 Well, we have said in the first half of 2012 is our current expectation. As Bill just mentioned, there are several regulatory filings that have to take place and one of them isn't filed for 120 days from signing. And then obviously we will be in discussions with various regulatory agencies around the globe. So look, it may close sooner. We are just giving you our best estimate at the moment on what the plan for and the estimates in the financial estimates I gave were based on that.

 Lee Dunlop - JPMorgan - Analyst

 I just wanted to confirm it was just timing in -- it was actually the regulatory process that was timing the completion of the transaction.

The second question is just on the Synthes dividend. If you close before year-end, will Synthes shareholders have received a dividend for that year or will there be any prorating process? I was wondering if you can explain what the mechanics are for that.

 Louise Mehrotra - Johnson & Johnson - VP, IR

 Dr. Wyss, did you want to take that one?

 Hansjoerg Wyss - Synthes, Inc. - Chairman

 No, I don't think. I think the CFO of J&J should answer that one.

 Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

 Thank you, Dr. Wyss. We have made a what we believe to be a very fair offer and should the transaction close, the consideration that is in the merger agreement is the consideration for the Synthes shareholders.

 Louise Mehrotra - Johnson & Johnson - VP, IR

 Which will be filed shortly. Last question please.

 Operator

 Jonathan Beake, Citigroup.

 Jonathan Beake - Citigroup - Analyst

 Sorry, my question was going to be exactly the same, it was going to be whether the dividend in 2012 was paid, but it has just been answered. So I am okay, thank you.

 Louise Mehrotra - Johnson & Johnson - VP, IR

 All right. So we will have some final remarks from Bill.

 Bill Weldon - Johnson & Johnson - Chairman & CEO

 Yes, I would just like to say on behalf of the Board of our employees, I would like to thank you for joining us today and for your continued interest in our Company. I think it is clear from listening to the participants on today's call that we are all very excited about this transaction and what it would mean for our Company in the quarters and years to come. I truly believe this is a combination that will bring phenomenal success and most importantly, it's going to bring extraordinary innovation for patients.

On a more personal note, I would really like to thank the entire team, as well as the remarkable team at Synthes, that has worked tirelessly to make this transaction our reality. We look forward to communicating with you again in the near future and to discuss our progress and maybe filling in some of the blanks for some of the questions you have asked today. So as I said, we are very, very excited. We want to thank you all for coming here and again, we look forward to a lot of success between the two organizations. So thank you very much.

 Operator

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